Exhibit 99.53

Elemental Altus Notes First Quarter of Production at Korali-Sud

Vancouver, British Columbia--(Newsfile Corp. - January 27, 2025) - Elemental Altus Royalties

Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company")notes the announcement by Allied Gold Corporation ("Allied") (TSX: AAUC) of approximately 48,000 ounces of gold production from Korali-Sud during Q4 20241. Elemental Altus holds a 3% Net Smelter Return ("NSR") royalty on the first 226,000 ounces of gold produced at the Korali licences, and an uncapped 2% NSR thereafter, in addition to multiple production-based milestone payments.

Highlights

•	Allied reported that the Sadiola Mine Complex produced 54,210 ounces of gold in Q4, driven by a full quarter of production at Korali-Sud, which contributed approximately 48,000 ounces
•	The reported figures represent the first quarter of full production from Korali-Sud where the Company has an initial 3% NSR, with production continuing into 2025
•	Sales from Korali-Sud occurred subsequent to year-end and will result in two quarters of contribution to Elemental Altus in Q1 2025
•	The Company also expects to receive a payment of US$1 million, the first of four milestone payments, payable 90 days after the commencement of commercial production from the royalty area
•	The Company's second milestone payment of US$2 million is payable after 100,000 ounces have been produced from the royalty area

Frederick Bell, CEO of Elemental Altus, commented:

"We are delighted to see the progress Allied have made at the high-grade Korali-Sud deposit in recent months, producing close to fifty-thousand ounces of gold attributable to Elemental Altus' current 3% NSR royalty. Alongside ongoing royalty revenue, the Company will receive up to US$5 million in milestone payments as Korali-Sud advances. These payments are expected to contribute to record revenue for the company over the course of 2025 and 2026.

Further to current production, a significant Resource remains within Elemental Altus' royalty area where Allied have been actively progressing exploration. Sadiola is a major project with over 10 million ounces of Measured and Indicated Resources2 and the work that Allied is doing across the adjoining under-explored Korali-Sud and Lakanfla projects holds significant potential for Elemental Altus over the long term."

Korali-Sud (Sadiola) Gold Project, Western Mali

Elemental Altus' royalty on Allied's Sadiola gold mine covers a total area of 107km2, including the Korali- Sud and Lakanfla satellite deposits (Figure 1). Sadiola is located in western Mali along the Senegal-Mali shear zone, approximately 450km northwest of the capital city of Bamako.

As of December 31, 2023, prior to production commencement, Korali-Sud had a Proven and Probable Mineral Reserve Estimate of 6.1 million tonnes at 1.43g/t Au for contained gold of 280,000 ounces; and a Measured and Indicated Mineral Resource Estimate of 8.8 million tonnes at 1.33g/t for 377,000 ounces of gold, inclusive of Mineral Reserves; both completed to CIM / NI 43-101 standards3. Elemental Altus also retains ongoing exploration exposure to the additional satellite deposit, Lakanfla, which has a small historical Resource and has demonstrated potential in carbonate-hosted karst targets similar to those seen at the nearby gold deposits of Sadiola and Yatela.

Elemental Altus' sold the combined project to Allied in November 2023 for a sale consideration of cash, a royalty and staged payments. The royalty comprises:

• A 3% NSR royalty on the first 226,000 ounces produced from Korali-Sud

• A 2% NSR royalty on all production thereafter from both Korali-Sud and Lakanfla

Additional staged payments as part of the consideration include:

• US$1 million 90 days after commercial production

• US$2 million within 90 days of production of 100,000 ounces from the Korali-Sud deposit; and

• Two US$1 million payments when cumulative production reaches each of 150,000 ounces and then 200,000 ounces from Korali-Sud

Figure 1: ELE Royalty Coverage

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/8358/238518_53266f5d14a60b36_002full.jpg

Elemental Altus previously removed Korali-Sud royalty revenue from 2024 guidance due to uncertainty around timing of gold sales due to administrative delays. Allied have reported that the key formalities related to integrating Korali-Sud into the Sadiola complex have now been completed. Allied is actively evaluating the future contribution of Korali-Sud and expects to provide an update on this upside in due course.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit:

www.discoverygroup.ca or contact 604-646-4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1) "Allied Gold Announces Preliminary 2024 Fourth Quarter Operating Results Achieving Record Quarterly Production", dated January 22, 2025, at https://alliedgold.com/

2) "Allied Gold Announces Third Quarter 2024 Results: Implementing Operational Improvements, Securing Key Regulatory Approvals, Advancing Development At Kurmuk And Sadiola, And Strengthening Financial Flexibility Through Strategic Initiatives", dated November 7, 2024, at https://alliedgold.com/

3) "Allied Gold Announces Fourth Quarter and Year End 2023 Results: Establishing a Sustainable Production Platform Which Lays the Foundation For Significant Growth at Improving Costs", dated March 26, 2024, at https://alliedgold.com/

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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